UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

AND FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2020 FINANCIAL STATEMENTS

Legal Information		2
Statement of Comprehensive (Loss) Income		3
Statement of Financial Position		4
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	16
4 |	Accounting policies	18
5 |	Financial risk management	28
6 |	Critical accounting estimates and judgments	35
7 |	Interest in joint ventures	38
8 |	Contingencies and lawsuits	38
9 |	Revenue from sales and energy purchases	39
10 |	Expenses by nature	41
11 |	Other operating income (expense)	42
12 |	Net finance costs	43
13 |	Basic and diluted earnings per share	43
14 |	Property, plant and equipment	44
15 |	Financial instruments	47
16 |	Right-of-use asset	49
17 |	Other receivables	49
18 |	Trade receivables	50
19 |	Financial assets at fair value through profit or loss	51
20 |	Financial assets at amortized cost	51
21 |	Inventories	52
22 |	Cash and cash equivalents	52
23 |	Share capital and additional paid-in capital	52
24 |	Allocation of profits	52
25 |	The Company’s Share-based Compensation Plan	53
26 |	Trade payables	53
27 |	Other payables	53
28 |	Deferred revenue	54
29 |	Borrowings	54
30 |	Salaries and social security taxes payable	56
31 |	Benefit plans	57
32 |	Income tax and deferred tax	59
33 |	Tax liabilities	61
34 |	Provisions	61
35 |	Related-party transactions	61
36 |	Keeping of documentation	64
37 |	Ordinary and Extraordinary Shareholders’ Meeting	64
38 |	Termination of agreement on real estate asset	65
39 |	Change of control	66
40 |	Financial statements translation into English language	66

Independent Auditors’ Report

1

2020 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

2

2020 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: May 28, 2007 – Note 30

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company: Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 55.14%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2020

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,380,871 treasury shares as of December 31, 2020 and December 31, 2019.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

3

2020 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive (Loss) Income

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18

Revenue	9	91,316	122,437	117,120
Energy purchases	9	(57,930)	(77,649)	(66,721)
Subtotal		33,386	44,788	50,399
Transmission and distribution expenses	10	(19,866)	(21,980)	(22,842)
Gross margin		13,520	22,808	27,557

Selling expenses	10	(10,843)	(10,007)	(10,534)
Administrative expenses	10	(5,353)	(5,223)	(6,012)
Other operating income	11	2,200	2,364	1,903
Other operating expense	11	(2,045)	(3,479)	(3,438)
Impairment of property, plant and equipment	6.c	(17,396)	-	-
Gain from interest in joint ventures		-	2	3
Operating profit		(19,917)	6,465	9,479

Agreement on the Regularization of Obligations	2.d	-	23,270	-

Financial income	12	55	78	176
Finance costs	12	(9,276)	(9,205)	(10,416)
Other finance costs	12	(1,890)	(4,796)	(4,114)
Net finance costs		(11,111)	(13,923)	(14,354)

Monetary gain (RECPAM)		9,767	15,236	17,800

(Loss) Profit before taxes		(21,261)	31,048	12,925

Income tax	32	3,563	(14,530)	(3,930)
(Loss) Profit for the year		(17,698)	16,518	8,995

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	108	(10)	(12)
Tax effect of actuarial profit on benefit plans		(33)	3	4
Total other comprehensive results		75	(7)	(8)

Comprehensive (loss) profit for the year attributable to:
Owners of the parent		(17,623)	16,511	8,987
Comprehensive (loss) profit for the year		(17,623)	16,511	8,987

Basic and diluted (loss) profit per share:
(Loss) Profit per share (argentine pesos per share)	13	(20.23)	18.88	10.11

The accompanying notes are an integral part of the Financial Statements.

4

2020 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2020 and 2019

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19
ASSETS
Non-current assets
Property, plant and equipment	14	124,914	137,894
Interest in joint ventures	7	11	15
Right-of-use asset	16	280	355
Other receivables	17	42	35
Financial assets at amortized cost	20	239	-
Total non-current assets		125,486	138,299

Current assets
Inventories	21	1,873	2,623
Other receivables	17	624	394
Trade receivables	18	14,151	16,961
Financial assets at fair value through profit or loss	19	2,222	3,798
Financial assets at amortized cost	19	78	-
Cash and cash equivalents	22	4,362	558
Total current assets		23,310	24,334
TOTAL ASSETS		148,796	162,633

5

2020 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2020 and 2019 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	36,404	36,404
Treasury stock	23	31	31
Adjustment to treasury stock	23	782	782
Additional paid-in capital	23	504	504
Cost treasury stock		(3,053)	(3,053)
Legal reserve		2,581	1,755
Voluntary reserve		42,690	26,998
Other comprehensive loss		(218)	(294)
Accumulated (losses) profits		(17,698)	16,518
TOTAL EQUITY		62,898	80,520

LIABILITIES
Non-current liabilities
Trade payables	26	521	503
Other payables	27	6,285	5,472
Borrowings	29	8,261	11,159
Deferred revenue		1,471	368
Salaries and social security payable	30	303	327
Benefit plans		749	713
Deferred tax liability	32	23,709	27,300
Provisions	34	2,431	2,808
Total non-current liabilities		43,730	48,650
Current liabilities
Trade payables	26	33,019	17,288
Other payables	27	2,999	4,895
Borrowings	29	143	2,259
Derivative financial instruments		1	279
Deferred revenue		37	7
Salaries and social security payable	30	3,734	3,278
Benefit plans		84	70
Income tax payable	32	-	2,681
Tax liabilities	33	1,793	2,415
Provisions	34	358	291
Total current liabilities		42,168	33,463
TOTAL LIABILITIES		85,898	82,113

TOTAL LIABILITIES AND EQUITY		148,796	162,633

The accompanying notes are an integral part of the Financial Statements.

6

2020 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2017	899	37,036	7	150	482	-	320	768	-	(279)	18,796	58,179

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(126)	(126)
Balance at December 31, 2017 restated	899	37,036	7	150	482	-	320	768	-	(279)	18,670	58,053
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	22	-	-	22
Payment of Other reserve constitution - Share-bases compensation plan	-	2	-	(2)	22	-	-	-	(22)	-	-	-
Acquisition of own shares	(16)	(350)	16	350	-	(2,237)	-	-	-	-	-	(2,237)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Profit for the year	-	-	-	-	-	-	-	-	-	-	8,995	8,995
Balance at December 31, 2018	883	36,688	23	498	504	(2,237)	320	768	-	(287)	27,665	64,825

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	1,435	26,230	-	-	(27,665)	-
Acquisition of own shares	(8)	(284)	8	284	-	(816)	-	-	-	-	-	(816)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(7)	-	(7)
Profit for the year	-	-	-	-	-	-	-	-	-	-	16,518	16,518
Balance at December 31, 2019	875	36,404	31	782	504	(3,053)	1,755	26,998	-	(294)	16,518	80,520

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 (Note 30)	-	-	-	-	-	-	826	15,692	-	-	(16,518)	-
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	76	-	76
Loss for the year	-	-	-	-	-	-	-	-	-	-	(17,698)	(17,698)
Balance at December 31, 2020	875	36,404	31	782	504	(3,053)	2,581	42,690	-	(218)	(17,698)	62,898

The accompanying notes are an integral part of the Financial Statements.

7

2020 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2020, 2019 and 2018

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18
Cash flows from operating activities
(Loss) Profit for the year		(17,698)	16,518	8,995

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	14	6,506	6,295	5,362
Depreciation of right-of-use assets	16	321	223	-
Loss on disposals of property, plants and equipments	14	151	86	281
Net accrued interest	12	9,240	9,107	10,378
Income from customer surcharges	11	(1,550)	(1,567)	(1,385)
Exchange difference	12	2,955	5,674	5,506
Income tax	32	(3,563)	14,530	3,930
Allowance for the impairment of trade and other receivables, net of recovery	10	4,183	1,844	2,046
Adjustment to present value of receivables	12	129	104	1
Provision for contingencies	34	683	1,861	1,516
Changes in fair value of financial assets	12	(989)	(383)	(1,473)
Accrual of benefit plans	10	477	357	235
Net gain from the repurchase of Corporate Notes	12	(415)	(622)	(10)
Gain from interest in joint ventures		-	(2)	(3)
Income from non-reimbursable customer contributions	11	(26)	(9)	(12)
Other reserve constitution - Share bases compensation plan		-	-	22
Termination of agreement on real estate asset		-	(164)	-
Other financial results		206	200	-
Impairment of property, plant and equipment		17,396	-	-
Agreement on the Regularization of Obligations	2.d	-	(23,270)	-
Monetary gain (RECPAM)		(9,767)	(15,236)	(17,800)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,823)	(5,164)	(4,461)
(Increase) Decrease in other receivables		(350)	1,172	1,746
Decrease (Increase) in inventories		33	(687)	(1,716)
Increase in financial assets at amortized cost		(317)	-	-
Increase in deferred revenue		1,259	-	185
(Decrease) Increase in trade payables		(296)	5,139	2,602
Increase in salaries and social security payable		1,711	1,225	1,184
Decrease in benefit plans		(14)	(61)	(116)
(Decrease) Increase in tax liabilities		(91)	1,341	(1,079)
Decrease in other payables		(54)	(976)	6,741
Derivative financial instruments payments		(290)	-	-
Decrease in provisions	34	(117)	(133)	(681)
Payment of income tax payable		(2,420)	(3,572)	(1,855)
Subtotal before variation in debt with CAMMESA		3,532	13,565	20,139
Increase in past due commercial debt with CAMMESA		13,866	-	-
Net cash flows generated by operating activities		17,398	13,565	20,139

8

2020 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2020, 2019 and 2018 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.20	12.31.19	12.31.18
Cash flows from investing activities
Payment of property, plants and equipments		(9,847)	(12,755)	(17,309)
Net collection of financial assets		-	2,220	(4,908)
Redemtion net of money market funds		2,583	3,441	4,840
Mutuum charges granted to third parties		35	196	-
Mutuum payments granted to third parties		-	(135)	(240)
Collection of receivables from sale of subsidiaries		10	14	185
Net cash flows used in investing activities		(7,219)	(7,019)	(17,432)

Cash flows from financing activities
Payment of borrowings		(750)	(2,169)	-
Payment of lease liability		(686)	(291)	-
Payment of interests from borrowings		(918)	(1,545)	(1,366)
Repurchase of Corporate Notes		(3,798)	(2,084)	(786)
Acquisition of own shares		-	(816)	(2,237)
Net cash flows used in financing activities		(6,152)	(6,905)	(4,389)

Increase (decrease) in cash and cash equivalents		4,027	(359)	(1,682)

Cash and cash equivalents at the beginning of year	22	558	58	256
Exchange differences in cash and cash equivalents		(364)	597	327
Result from exposure to inflation		203	(3)	1,159
Increase (decrease) in cash and cash equivalents		3,965	(94)	(1,684)
Cash and cash equivalents at the end of the year	22	4,362	558	58

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,226)	(746)	(1,417)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(246)	(579)	-

Decrease of property, plant and equipment through increased other receivables		-	-	920

The accompanying notes are an integral part of the Financial Statements.

9

2020 FINANCIAL STATEMENTS NOTES
Note	1 | General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor (Note 39).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last five fiscal years, the Company recorded negative working capital. This situation is due mainly to the suspension of the electricity rate update from February 2019 to date, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018. The Company has been significantly affected by such freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the high levels of inflation experienced over the past three years making it uncertain when the update of costs will be finally recognized.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate impact on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

With regard to the Company, significant impacts were generated that affected the economic and financial equation generated by the freeze on electricity rates even further, such as the increase in delinquency rates and the decrease in demand, as a consequence of which the Company’s Management was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of December 31, 2020 accumulate a principal balance of $ 19,008, plus interest and charges for $ 2,376.

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2020 FINANCIAL STATEMENTS NOTES

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

o      Economic contraction by an estimated 11.8% for 2020 (IMF – October 2020 World Economic Outlook Report);

o      Increase of both public spending and the fiscal deficit;

o      Inflation rate of 36% in 2020 that is expected not only to continue but in fact to increase over time;

o      41% devaluation of the Argentine peso against the United States dollar, considering the BNA’s rate of exchange, with the gap between the official and the blue-chip swap dollar exchange rates amounting to 67%;

o      Imposition of currency restrictions by the monetary authority, which directly affect the value of the foreign currency for certain restricted foreign exchange transactions taking place outside the MULC.

As for the currency restrictions, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods from abroad that are necessary for the provision of the service, and debt service payments. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

Additionally, DNU No. 1020 of December 16, 2020 extended until March 31, 2021 the freeze on electricity rates prescribed by Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency enacted by the end of 2019, which authorized the PEN to keep electricity rates under federal jurisdiction unchanged, with the direct impact such extension has on the Company’s financial soundness.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs (Note 2.b).

Despite what has been previously described, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

11

2020 FINANCIAL STATEMENTS NOTES

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The current management period ends on December 31, 2021.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

In 2020, the Company made different presentations to the ENRE with the estimates of the electricity rate schedules that were to be applied during the year according to the terms of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government, disclosed in Note 2.b) to the Financial Statements as of December 31, 2019; however, the ENRE has instructed the Company not to applied them, in the framework of the economic emergency and in accordance with Law No. 27,541 on Social Solidarity and Production Reactivation.

At the date of issuance of these financial statements, the Company has duly submitted to the ENRE the adjustment request of its Own Distribution Costs (CPD), pursuant to the provisions of Appendix XV of ENRE Resolution No. 63/2017 “Procedure for determining the electricity rate schedule”, in accordance with the following detail:

Period	Date of application	CPD adjustment
Jan. 19 - Jun. 19	Aug. 19 (1)	19.05%
Jul. 19 - Dec. 19	Feb. 20	24.65%
Jan. 20 - Jun. 20	Aug. 20	12.97%

(1)    The CPD adjustment applicable in August 2019 was deferred until January 2020 by means of the Electricity Rate Schedule Maintenance Agreement, and was finally not applied.

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2020 FINANCIAL STATEMENTS NOTES

The indicated CPD and the other concepts detailed in the “Electricity Rate Schedules Maintenance Agreement” entered into with the Federal Government on September 19, 2019, neither transferred to tariffs nor authorized to be collected by other means accumulate as of December 31, 2020 a total of approximately $ 20,939 million, excluding interest.

On December 11, 2020, by means of Executive Order No. 990/20, the 2021 Budget Law was partially approved. In its section 87, the law provides for a system for the settlement of debts with CAMMESA and/or the MEM accumulated by Electricity Distribution Companies as of December 31, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent.

Consequently, by means of Resolution 40/2021, the Energy Secretariat implemented a “Special System for the Regularization of Payment Obligations” of Electricity Distribution Companies that are agents of the MEM for the debts held with CAMMESA and/or the WHOLESALE ELECTRICITY MARKET whether on account of the consumption of energy, power, interest and/or penalties, accumulated as of September 30, 2020. It also implemented a “Special System of Credits” for those Electricity Distribution Companies that are agents of the MEM and have no debts with CAMMESA and/or the MEM or whose debts are regarded as being within reasonable values vis-à-vis their levels of transactions as of September 30, 2020.

Furthermore, on December 16, 2020, by means of Executive Order No. 1020/20, the PEN provided for the commencement of the Tariff Structure Review renegotiation process, which may not exceed two years, suspending until then the Agreements relating to the respective Tariff Structure Reviews in effect, with the scope to be determined in each case by the Regulatory Authorities. It is provided that Interim Renegotiation Agreements may be entered into, which modify to a limited extent the particular conditions of the tariff review imposing a Transitional Tariff System until a Definitive Renegotiation Agreement is reached.

Moreover, the freeze on electricity rates was extended until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect, whichever occurs first.

In that framework, on January 19, 2021, the ENRE issued Resolution No. 16, providing for the commencement of the transitional tariff adjustment procedure, with the aim of setting a Transitional Tariff System until a Definitive Renegotiation Agreement is reached, and inviting edenor to participate in it. To that end, the Regulatory Authority has requested as a first measure that it be provided with certain financial information as well as with information about the 2021-2022 investment plan, on the basis of the investment plan set forth in the 2017 RTI.

Furthermore, the ENRE’s administrative intervention provided for by Executive Order No. 277/20, was extended until December 31, 2021, or until the tariff review renegotiation is finalized.

At the date of issuance of these financial statements, the implementation of the system for the settlement of debts with CAMMESA and the RTI renegotiation process were still underway and the outcome thereof was still uncertain; therefore, the Company is still assessing the scope and implications of such acts.

Finally, on February 24, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to be held on March 30, 2021 to inform and listen to opinions about the Transitional Tariff System to be applied to Distributors Edesur and edenor.

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2020 FINANCIAL STATEMENTS NOTES
c)	Effects related to the COVID-19

1.      Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas.

2.      Prohibition against the interruption of service provision: on March 25, 2020 the PEN issued DNU No. 311/2020 and its subsequent regulation, as amended, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020; later, by DNU 543/2020 and 756/2020, the aforementioned prohibition was extended until December 31, 2020. Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly the Company’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

3.      System of payment for the service: by means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by DNU 756/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to seven bills (universe of customers mentioned in the preceding paragraph), may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on December 31, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope at the date of issuance of these financial statements is still pending definition by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the MEM associated with these consumptions.

4.      Consumption estimate: in the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demand user categories, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolved that in the case of T1R (small-demand residential tariff) category users with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

Furthermore, by means of Resolution No. 35/2020, the ENRE resolved that T2 (medium-demand), T3 (large-demand) and Wheeling system tariff category users subject to compliance with the mandatory lockdown, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

Finally, by means of note dated May 15, 2020, the ENRE instructed the Company to begin to carry out reading tasks of T1 (small-demand tariff) users’ meters so that the billing reflects actual consumption.

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2020 FINANCIAL STATEMENTS NOTES

In this regard, it was provided that if from the previous consumption estimate process a difference arises in favor of the user, it must be reimbursed by the Company in the first bill with actual reading. Furthermore, if the difference is in favor of the Company, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020, which was extended to November 1, 2020. Finally, by means of note dated October 26, 2020, the ENRE suspended the commencement of the payment of the installments of the amounts owed by T1 (small-demand tariff) users until new instructions are given in this regard. The cumulative amount pending collection totals $ 552 million.

Furthermore, by means of DNU No. 875/2020 of November 7, 2020, the PEN provided for the Mandatory and Preventive Social Distancing, eliminating certain restrictions in the CABA and the AMBA.

Finally, on February 18, 2021, by means of Resolution No. 37, the ENRE instructed the Company to issue neither Debit Notes nor Supplementary bills for unrecorded consumption, as well as to refrain from suspending electricity supplies due to non-payment of amounts originated from the recovery of energy.

All that which has been previously described impacts the Company’s economic and financial situation.

d)	Change of Jurisdiction and Regularization of Obligations

On February 19, 2021, the Company assented to the Agreement on the Joint Exercise of the Regulation and Control of the Public Service of Electricity Distribution entered into by the Federal Government, the PBA and the CABA, whereby it is recognized that the Federal Government currently retains the ownership and capacity as Grantor of the Concession of the public service of electricity distribution in the Company’s concession area, being it agreed that a number of instruments related to the transfer of the referred to service to the local jurisdictions will no longer be in effect and that a Tripartite agency in charge of the activity’s regulation and control will be set up. On February 23, 2021, such agreement was ratified by the Company’s Extraordinary Shareholders’ Meeting.

With regard to the Agreement on the Regularization of Payment Obligations, as of December 31, 2019 a profit of $ 23,270 million was recognized, which did not imply any cash inflows. The Agreement consisted of edenor‘s abandoning certain actions to which it might be entitled against the Federal Government and its undertaking to carry out additional investments aimed at improving the service in general. In return, the Federal Government fully offset pending payment obligations with the MEM and partially cancelled both loans for consumption (mutuums) granted by CAMMESA and certain penalties in its favor.

e)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2020 and 2019, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

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2020 FINANCIAL STATEMENTS NOTES

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the controlled six-month period.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions related to commercial penalties and penalties relating to the safety on streets and public spaces, the Regulatory Authority provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

On June 3, 2020, by means of Resolution No. 42/2020, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the active users, and the regulations of the methodology for crediting the penalties payable to disconnected users, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of December 31, 2020, the totality of the penalties payable to active users has been credited.

By means of Resolution No. 15/2021, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the Active Users and the modality of crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which edenor must produce that information and send it to the ENRE

At the date of issuance of these financial statements, and despite the unilateral breach by the grantor of the concession of the Electricity Rate Schedules Maintenance Agreement signed with the Federal Government on September 19, 2019, mentioned in the Financial Statements as of December 31, 2019, the Company has complied with the payment of the six penalty-related installments, whose payment had been deferred.

f)	Framework agreement

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area”, was signed with the Federal Government and the province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

As of December 31, 2020, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in edenor’s concession area amounted to $ 2,126 million. Furthermore, it is necessary to consider an amount that will be equivalent to the total consumption of vulnerable neighborhoods between August and December 2020.

All these amounts will be applied to the Work Plan in order that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer.

On January 14, 2021, the Company received the first disbursement for $ 1,500 million; the second disbursement for $ 500 million is expected to be received in the first quarter of 2021; the third disbursement for $ 500 million in the second quarter of 2021; and the fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020. The aforementioned disbursements are subject to both compliance with the Work Plan mentioned in the previous paragraph and the control thereof by the ENRE and the Federal Government.

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2020 FINANCIAL STATEMENTS NOTES
g)	Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The financial statements for the year ended December 31, 2020 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 9, 2021.

Comparative information

The balances as of December 31, 2019, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2020. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the current year.

Restatement of financial information

The financial statements as of December 31, 2020, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2020, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the BCRA Market Expectations Survey index for the last month of the period, inasmuch as the FACPCE index was not yet available at the closing date of the Company’s accounting processes. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the year commenced January 1, 2020 and ended December 31, 2020, based on that indicated in the preceding paragraph, amounted to 36.13%. It does not cause significant distortions that, in the Company’s opinion, could affect the interpretation of these financial statements or investor decisions if the definitive index established by the FACPCE, which was published subsequent to the closing of the Company’s accounting process, had been used.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a series of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

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2020 FINANCIAL STATEMENTS NOTES

In 2018 the Argentine economy began to be considered hyperinflationary. Therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the IPC published by the INDEC from January 2017 (base month: December 2016) with the IPIM published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the IPIM-, the variation recorded in the IPC of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2020, 2019, 2018 and 2017, the inflation rate amounted to 36.13%, 53.77%, 47.66% and 24.79%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Profit or Loss and Other Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.

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2020 FINANCIAL STATEMENTS NOTES

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they otherwise arose.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)	After the restatement at the date of transition indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2020 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2020:

- IFRS 16 “Leases” (amended in May 2020).

There are no new IFRS or IFRIC applicable as from this fiscal year that have a material impact on the Company’s financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020. It incorporates amendments to the classification of liabilities as current or non-current. The amendments apply to annual periods beginning on or after January 1, 2023, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

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2020 FINANCIAL STATEMENTS NOTES

- IFRS 3 “Business combinations”, amended in May 2020. It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination. It applies to business combinations as from January 1, 2022, with early adoption permitted.

- Annual improvements to IFRS – 2018-2020 Cycle: the amendments were issued in May 2020 and apply to annual periods beginning on or after January 1, 2022. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- IAS 16 “Property, plant and equipment”, amended in May 2020. It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use. The amendments apply to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It clarifies the scope of the concept of cost of fulfilling an onerous contract. The amendments apply to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company estimates that the application thereof will impact neither the Company’s results of operations nor its financial position.

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial instruments: Disclosures””, IFRS 4 “Insurance contracts” and IFRS 16 “Leases”, amended in August 2020. They provide guidelines for the measurement of financial assets and liabilities at amortized cost affected by the interest rate benchmark reform. The amendments apply to annual periods beginning on or after January 1, 2021. The Company is currently analyzing the impact of the application of the amendments on the Company’s results of operations or its financial position.

Note	4.2 | Property, plant and equipment

Additions have been valued at acquisition cost restated to reflect the effects of inflation, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

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2020 FINANCIAL STATEMENTS NOTES

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments (Note 6.c).

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.
iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

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2020 FINANCIAL STATEMENTS NOTES

Note	4.4 | Revenue recognition

a.	Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is negotiating the extensions of the Framework Agreement with the Federal and the Provincial Governments, as the case may be (Note 2.f).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable tariffs.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.	The Entity transferred to the buyer the significant risks and rewards;

2.	The amount of revenue was measured reliably;

3.	It is probable that the economic benefits associated with the transaction will flow to the Entity;

4.	The costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.	Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

The classification of commercial interest and surcharges in the Statement of Comprehensive (Loss) Income is modified, as the Company believes that the concepts related to interest for delinquency in the payment of trade receivables and surcharges applied to customers due to late payment or other associated penalties provide relevant information about the operation and operating cash flows of the business; therefore, they are disclosed within the other operating income account. The Company’s Management believes this disclosure reflects the impacts of the operating cycle, allowing for consistency with the treatment of other concepts such as the impairment of receivables, particularly taking into consideration the current context detailed in Notes 1 and 2, which increased the delay in the time taken to make payments, including in this last case the restriction on some measures aimed at limiting delays in payment from customers.

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2020 FINANCIAL STATEMENTS NOTES

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Income.

The foreign currency exchange rates used are the selling rate for monetary assets and liabilities, and the specific exchange rate for foreign currency denominated transactions.

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

b.	Other receivables

The financial assets included in other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of the other receivables are initially recognized at the amount paid.

Note	4.7 | Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

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2020 FINANCIAL STATEMENTS NOTES

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.      Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.      Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

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2020 FINANCIAL STATEMENTS NOTES

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Income.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2020 and 2019, the economic impact of these transactions is recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

As of December 31, 2020 and 2019, the economic impact of the transactions carried out in those fiscal years resulted in losses of $ 77.4 million and $ 286.9 million, respectively, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

Note	4.10 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

i.	Cash and banks in local currency: at nominal value.

ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.

iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

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2020 FINANCIAL STATEMENTS NOTES

Note	4.11 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial (loss) gain associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.12 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

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2020 FINANCIAL STATEMENTS NOTES

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA, the Payment agreement with the ENRE, and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.e.

Note	4.13 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.14 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

27

2020 FINANCIAL STATEMENTS NOTES
•	Customer connection to the network: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Note	4.15 | Employee benefits

•         Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

Note	4.16 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the current 30% rate on the estimated taxable profit.

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

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2020 FINANCIAL STATEMENTS NOTES

The deferred tax is determined using the tax rate that is in effect at the closing date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the IPC cumulative variations for the 12 months of each year amounted to 36.13% and 53.77%, respectively, which exceed the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Note	4.17 | Leases

Up until December 31, 2018, the leases of property, plant and equipment were classified as operating or finance leases in accordance with IAS 17. Payments made on account of operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease term.

As from the application of IFRS 16 in fiscal year 2019, a right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note	4.18 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note	4.19 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	5 | Financial risk management

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2020 FINANCIAL STATEMENTS NOTES

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2020 and 2019 are $ 84.15 and $ 59.89 per USD 1, respectively.

As of December 31, 2020 and 2019, the Company’s balances in foreign currency are as follow:

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2020 FINANCIAL STATEMENTS NOTES

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.20	Total 12.31.19

ASSETS
CURRENT ASSETS
Other receivables	USD	6	84.150	505	82
	JPY	55	0.816	45	-
Financial assets at fair value through profit or loss	USD	-	84.150	-	3,798
Cash and cash equivalents	USD	17	84.150	1,431	164
	EUR	-	103.530	-	1
TOTAL CURRENT ASSETS				1,981	4,045
TOTAL ASSETS				1,981	4,045

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98	84.150	8,261	11,159
TOTAL NON-CURRENT LIABILITIES				8,261	11,159
CURRENT LIABILITIES
Trade payables	USD	11	84.150	962	738
	EUR	-	103.530	-	39
	CHF	-	95.413	-	21
	NOK	-	8.211	-	1
Borrowings	USD	2	84.150	143	2,259
Other payables	USD	9	84.150	757	739
TOTAL CURRENT LIABILITIES				1,862	3,797
TOTAL LIABILITIES				10,123	14,956

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2020 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF), Norwegian Krones (NOK) and Japanese Yens (JPY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.20	12.31.19
Net position
US dollar	(8,187)	(10,851)
Japanese Yen	45	-
Euro	-	(38)
Norwegian krone	-	(1)
Swiss franc	-	(21)
Total	(8,142)	(10,911)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the (loss) profit for the year:

	12.31.20	12.31.19
Net position
US dollar	(819)	(1,085)
Euro	-	(4)
Swiss franc	-	(2)
Decrease in the results of operations for the year	(819)	(1,091)

i.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

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2020 FINANCIAL STATEMENTS NOTES
ii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2020 and 2019 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread increased semi-annually by a quarter-point, which was repaid in October 2020-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.20	12.31.19
Fixed rate:
US dollar	8,404	11,355

Floating rate:
US dollar	-	2,063
Subtotal loans at floating rates	-	2,063
Total loans	8,404	13,418

Based on the simulations performed, a 1% increase in floating interest rates, with all other variables held constant, would give rise to the following decrease in the (loss) profit for the year:

	12.31.20	12.31.19
Floating rate:
US dollar	-	(4)
Decrease in the results of operations for the year	-	(4)

Based on the simulations performed, a 1% decrease in floating interest rates, with all other variables held constant, would give rise to the following increase in the (loss) profit for the year:

	12.31.20	12.31.19
Floating rate:
US dollar	-	4
Increase in the results of operations for the year	-	4

b.	Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

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2020 FINANCIAL STATEMENTS NOTES

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Departments periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2020 and 2019, delinquent trade receivables totaled approximately $ 8,035.8 million and $ 4,711.9 million, respectively. As of December 31, 2020 and 2019, the financial statements included allowances for $ 4,604.8 million and $ 2,104.9 million, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customer categories that remain unpaid 7 working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2020 and 2019, the Company’s current financial assets at fair value amount to $ 2,221.8 million and $ 3,787.7 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

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2020 FINANCIAL STATEMENTS NOTES

	No deadline	Less than 3 months	From 1 to 2 years	From 2 to 5 years	More than 5 years
As of December 31, 2020
Trade and other payables	18,169	19,908	200	8,856	-
Borrowings	-	-	8,261	-	-
Total	18,169	19,908	8,461	8,856	-

As of December 31, 2019
Trade and other payables	1,045	21,746	284	6,809	290
Borrowings	-	-	-	11,159	-
Total	1,045	21,746	284	17,968	290

Nota	5.2 | Concentration risk factors

a.	Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2020 and 2019.

b.	Related to employees who are union members

As of December 31, 2020, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

The collective bargaining agreements entered into in 2018 were in effect until October 2019. Subsequently, a new agreement effective from November 2019 to January 2020 was signed. At the date of issuance of these financial statements, there is no certainty concerning future collective bargaining agreements.

Nota	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity as shown in the Statement of Financial Position plus net debt.

The gearing ratios at December 31, 2020 and 2019 were as follow:

	12.31.20	12.31.19
Total liabilities	85,898	82,113
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(6,584)	(4,356)
Net debt	79,314	77,757
Total Equity	62,898	80,520
Total capital attributable to owners	142,212	158,277
Gearing ratio	55.77%	49.13%

Nota	5.4 | Regulatory risk factors

34

2020 FINANCIAL STATEMENTS NOTES

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Nota	5.5 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020 and 2019:

	LEVEL 1	LEVEL 2	TOTAL

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,222	-	2,222
Cash and cash equivalents:
Money market funds	2,724	-	2,724
Total assets	4,946	-	4,946

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	3,798	-	3,798
Cash and cash equivalents
Money market funds	340	-	340
Total assets	4,138	-	4,138

Liabilities
Derivative financial instruments	-	279	279
Total liabilities	-	279	279

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

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2020 FINANCIAL STATEMENTS NOTES

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument are observable, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from ROFEX S.A.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

Note	6 | Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customer categories that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has affected neither the classification nor the measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

With regard to the claim allowed in RDSA’s reorganization proceedings, the Company has carried out the analysis of recoverability thereof under the expected loss model set forth in IFRS 9, and has concluded that as of December 31, 2020 the value of the receivable is nil, inasmuch as any result subsequent to its sale, according to the above-mentioned standard, must be charged in the period in which it occurs.

36

2020 FINANCIAL STATEMENTS NOTES
b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired.

As from the enactment by the PEN of the new measures, mentioned in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs to maintain the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, including, growth rates, inflation rates and foreign currency exchange rates, among others.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 12.16%.

On December 16, 2020, DNU 1020/2020 was issued, which provides for the following:

•	Renegotiation of the RTI in force;
•	Maximum renegotiation period of 2 years;
•	Suspension of the agreements relating to the RTIs in force, with the scope to be determined by each Regulatory Authority;
•	Within the renegotiation process, transitional tariff adjustments may be provided for, aimed at the continuity and normal provision of the public services involved;
•	Continuation of the rate freeze for an additional term of 90 days, until March 31, 2021, or until the new transitional electricity rate schedules resulting from the Transitional Tariff System come into effect;
•	Extension of the ENRE’s intervention for a term of 1 year or until the completion of the tariff review renegotiation, whichever occurs first.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

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2020 FINANCIAL STATEMENTS NOTES
a)	Scenario No. 1: The Company forecasts that the CPD increases will be transferred to tariffs as from January 2022. Furthermore, from February 2022 the CPD adjustments for each period would be transferred to tariffs. Probability of occurrence assigned 30%.

b)	Scenario No. 2: The breach of the RTI would occur with no recovery of increases not applied. Moreover, in January 2022, the Company forecasts that a percentage lower than that resulting from the CPD increases set by the RTI and which had not been applied, will be transferred to tariffs. This scenario is in line (although with certain differences) with the present value agreed upon by edenor in the recent sale of the controlling shares. Probability of occurrence assigned 65%.

c)	Scenario No. 3: Breach of the RTI. The Company forecasts that in January 2022 it will transfer to tariffs the inflation rate of 2021. As from August 2022, it is expected that the semiannual adjustments determined according to the RTI formula will be transferred to tariffs. Furthermore, it is forecast that Government subsidies to partially cover the Company’s monthly disbursements during 2021 and 2022 will be received, in line with similar measures implemented in the past when the Company faced a similar situation. Probability of occurrence assigned 5%.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

A discount rate (WACC) in pesos was used in all the scenarios, based on the previously indicated rate in dollars, which varies for each year of the projection.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded an impairment of property, plant and equipment for $ 17,396 million.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a difference in the nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA and/or in the application of the system for the settlement of debts with the MEM. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to distorting conclusions.

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

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2020 FINANCIAL STATEMENTS NOTES
e.	Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).

g.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the Statements of Financial Position, Comprehensive (Loss) Income, Changes in Equity and Cash Flows.

Note	7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.20	12.31.19
SACME	50.00%	11	15

Note	8 | Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its in-house and external legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2020 total $ 2,431.5 million, for which a provision has been recorded.

Note	9 | Revenue from sales and energy purchases
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2020 FINANCIAL STATEMENTS NOTES

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

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2020 FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	12.31.20		12.31.19		12.31.18
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	11,600	57,356	10,768	72,579	11,482	78,952
Medium demand segment: Commercial and industrial (T2)	1,341	10,544	1,549	15,975	1,668	12,658
Large demand segment (T3)	3,210	19,830	3,503	31,947	3,646	23,579
Other: (Shantytowns/Wheeling system)	4,028	3,112	4,154	1,431	4,376	1,379
Subtotal - Sales of electricity	20,179	90,842	19,974	121,932	21,172	116,568

Other services
Right of use of poles		421		386		398
Connection and reconnection charges		53		119		154
Subtotal - Other services		474		505		552

Total - Revenue		91,316		122,437		117,120

	12.31.20		12.31.19		12.31.18
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	25,124	(57,930)	24,960	(77,649)	25,906	(66,721)

(1)	As of December 31, 2020, 2019 and 2018, includes technical and non-technical energy losses for 4,945 GWh, 4,986 GWh and 4,734 GWh, respectively.

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2020 FINANCIAL STATEMENTS NOTES

Note	10 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 12.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,756	1,287	2,272	11,315
Pension plans	327	54	96	477
Communications expenses	218	444	-	662
Allowance for the impairment of trade and other receivables	-	4,183	-	4,183
Supplies consumption	1,878	-	148	2,026
Leases and insurance	1	1	315	317
Security service	306	32	35	373
Fees and remuneration for services	3,900	2,169	1,534	7,603
Public relations and marketing	-	19	-	19
Advertising and sponsorship	-	10	-	10
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	5,118	762	626	6,506
Depreciation of right-of-use asset	32	64	225	321
Directors and Supervisory Committee members’ fees	-	-	28	28
ENRE penalties	330	365	-	695
Taxes and charges	-	1,453	64	1,517
Other	-	-	9	9
At 12.31.20	19,866	10,843	5,353	36,062

(1)	Includes recovery of technical service quality-related penalties of six-month control periods Nos. 47 and 48 for $ 700.8 million, due to the fact that quality levels were better than estimated.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2020 for $ 1,846 million.

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	8,666	1,424	1,819	11,909
Pension plans	260	43	54	357
Communications expenses	113	504	23	640
Allowance for the impairment of trade and other receivables	-	1,844	-	1,844
Supplies consumption	2,200	-	156	2,356
Leases and insurance	-	-	308	308
Security service	323	58	126	507
Fees and remuneration for services	3,481	2,203	1,856	7,540
Public relations and marketing	-	56	-	56
Advertising and sponsorship	-	29	-	29
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,952	738	605	6,295
Depreciation of right-of-use asset	22	45	156	223
Directors and Supervisory Committee members’ fees	-	-	30	30
ENRE penalties	1,963	1,806	-	3,769
Taxes and charges	-	1,257	68	1,325
Other	-	-	21	21
At 12.31.19	21,980	10,007	5,223	37,210

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2019 for $ 1,533.5 million.

42

2020 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	9,066	1,627	1,914	12,607
Pension plans	169	30	36	235
Communications expenses	170	564	34	768
Allowance for the impairment of trade and other receivables	-	2,046	-	2,046
Supplies consumption	1,654	-	257	1,911
Leases and insurance	1	-	377	378
Security service	286	4	269	559
Fees and remuneration for services	2,956	2,177	2,108	7,241
Public relations and marketing	-	-	67	67
Advertising and sponsorship	-	-	35	35
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,217	629	516	5,362
Directors and Supervisory Committee members’ fees	-	-	46	46
ENRE penalties	4,321	2,202	-	6,523
Taxes and charges	-	1,254	340	1,594
Other	2	1	12	15
At 12.31.18	22,842	10,534	6,012	39,388

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2018 for $ 2,137.9 million.

Note	11 | Other operating income (expense)

	Note	12.31.20	12.31.19	12.31.18
Other operating income
Income from customer surcharges		1,550	1,567	1,385
Commissions on municipal taxes collection		224	175	161
Fines to suppliers		-	27	161
Services provided to third parties		240	245	-
Related parties	35.a	43	27	93
Income from non-reimbursable customer contributions		26	9	12
Other		46	91	91
Total other operating income		2,200	2,364	1,903

Other operating expense
Gratifications for services		(51)	(262)	(155)
Cost for services provided to third parties		(96)	(132)	(110)
Severance paid		(25)	(29)	(35)
Debit and Credit Tax		(818)	(1,079)	(1,245)
Provision for contingencies		(683)	(1,861)	(1,516)
Disposals of property, plant and equipment		(151)	(86)	(281)
Refund of fines to suppliers		(129)	-	-
Other		(92)	(30)	(96)
Total other operating expense		(2,045)	(3,479)	(3,438)
Other operating expense		155	(1,115)	(1,535)

(1)	Impairment charge of property, plant and equipment (Note 6.c).

Note	12 | Net finance costs
43

2020 FINANCIAL STATEMENTS NOTES

	Note	12.31.20	12.31.19	12.31.18
Financial income
Financial interest		25	75	72
Other interest	35.a	30	3	104
Total financial income		55	78	176

Finance costs
Commercial interest		(5,986)	(4,069)	(6,191)
Interest and other		(3,170)	(5,106)	(4,159)
Fiscal interest		(109)	(7)	(48)
Bank fees and expenses		(11)	(23)	(18)
Total finance costs		(9,276)	(9,205)	(10,416)

Other financial results
Changes in fair value of financial assets		989	383	1,563
Net gain from the repurchase of Corporate Notes		415	622	10
Exchange differences		(2,955)	(5,674)	(5,506)
Adjustment to present value of receivables		(129)	(104)	(1)
Recovery of provision for credit RDSA		-	-	-
Other finance costs		(210)	(23)	(180)
Total other finance costs		(1,890)	(4,796)	(4,114)
Total net finance costs		(11,111)	(13,923)	(14,354)

Note	13 | Basic and diluted (loss) profit per share

Basic

The basic earnings per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.20	12.31.19	12.31.18
(Loss) Profit for the period attributable to the owners of the Company	(17,698)	16,518	8,995
Weighted average number of common shares outstanding	875	875	890
Basic and diluted profit per share – in pesos (*)	(20.23)	18.88	10.11

(*) As of December 31, 2019, includes the result of the Agreement on the Regularization of Obligations.

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2020 FINANCIAL STATEMENTS NOTES
Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	3,256	29,997	85,400	36,386	5,445	30,770	331	191,585
Accumulated depreciation	(623)	(9,341)	(28,087)	(12,193)	(3,447)	-	-	(53,691)
Net amount	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

Additions	42	1,271	144	293	725	8,511	87	11,073
Disposals	-	(2)	(52)	(97)	-	-	-	(151)
Transfers	347	4,187	4,148	2,550	101	(11,238)	(95)	-
Depreciation for the year	(93)	(1,192)	(3,021)	(1,542)	(658)	-	-	(6,506)
Impairment	-	(3,982)	(9,355)	(4,059)	-	-	-	(17,396)
Net amount 12.31.20	2,929	20,938	49,177	21,338	2,166	28,043	323	124,914

At 12.31.20
Cost	3,644	31,469	80,175	35,036	6,271	28,043	323	184,961
Accumulated depreciation	(715)	(10,531)	(30,998)	(13,698)	(4,105)	-	-	(60,047)
Net amount	2,929	20,938	49,177	21,338	2,166	28,043	323	124,914

•	During the year ended December 31, 2020, the Company capitalized as direct own costs $ 1,846 million.
•	Includes $ 1,453.2 million in additions, related to a 500/220 Kw - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

45

2020 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	3,034	28,822	79,671	32,967	5,561	28,070	409	178,534
Accumulated depreciation	(510)	(8,319)	(25,479)	(10,804)	(2,648)	-	-	(47,760)
Net amount	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

Additions	49	10	213	393	1,410	11,293	133	13,501
Disposals	-	-	(10)	(72)	(4)	-	-	(86)
Transfers	172	1,165	5,866	3,127	(1,526)	(8,593)	(211)	-
Depreciation for the year	(112)	(1,022)	(2,948)	(1,418)	(795)	-	-	(6,295)
Net amount 12.31.19	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

At 12.31.19
Cost	3,256	29,997	85,400	36,386	5,445	30,770	331	191,585
Accumulated depreciation	(623)	(9,341)	(28,087)	(12,193)	(3,447)	-	-	(53,691)
Net amount	2,633	20,656	57,313	24,193	1,998	30,770	331	137,894

•	During the year ended December 31, 2019, the Company capitalized as direct own costs $ 1,533.5 million.
46

2020 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total

At 12.31.17
Cost	2,881	28,198	76,254	31,496	5,247	18,248	190	162,514
Accumulated depreciation	(430)	(7,476)	(23,548)	(9,710)	(1,910)	-	-	(43,074)
Net amount	2,451	20,722	52,706	21,786	3,337	18,248	190	119,440

Additions	39	238	797	108	1,081	15,362	272	17,897
Disposals	-	(5)	(198)	(75)	(923)	-	-	(1,201)
Transfers	187	393	3,339	1,487	187	(5,540)	(53)	-
Depreciation for the year	(153)	(845)	(2,452)	(1,143)	(769)	-	-	(5,362)
Net amount 12.31.18	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

At 12.31.18
Cost	3,034	28,822	79,671	32,967	5,561	28,070	409	178,534
Accumulated depreciation	(510)	(8,319)	(25,479)	(10,804)	(2,648)	-	-	(47,760)
Net amount	2,524	20,503	54,192	22,163	2,913	28,070	409	130,774

•	During the year ended December 31, 2018, the Company capitalized as direct own costs $ 2,137.9 million.

47

2020 FINANCIAL STATEMENTS NOTES
Note	15 |Financial instruments

Note 15.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2020
Assets
Trade receivables	14,151	-	-	14,151
Other receivables	340	-	326	666
Cash and cash equivalents
Cash and Banks	1,638	-	-	1,638
Money market funds	-	2,724	-	2,724
Financial assets at fair value through profit or loss:
Government bonds	-	2,222	-	2,222
Financial assets at amortized cost:
Government bonds	317	-	-	317
Total	16,446	4,946	326	21,718

As of December 31, 2019
Assets
Trade receivables	16,961	-	-	16,961
Other receivables	429	-	-	429
Cash and cash equivalents		-	-
Cash and Banks	218	-	-	218
Financial assets at fair value through profit or loss:
Money market funds	-	3,798	-	3,798
Total	17,608	3,798	-	21,406

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2020
Liabilities
Trade payables	33,540	-	33,540
Other payables	9,284	-	9,284
Borrowings	8,404	-	8,404
Derivative financial instruments	-	1	1
Total	51,228	-	51,228

As of December 31, 2019
Liabilities
Trade payables	17,791	-	17,791
Other payables	10,367	-	10,367
Borrowings	13,418	-	13,418
Total	41,576	-	83,152

Financial instruments categories have been determined based on IFRS 9.

48

2020 FINANCIAL STATEMENTS NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2020
Interest income	55	-	55
Exchange differences	570	579	1,149
Changes in fair value of financial assets	-	989	989
Corporate Notes	415	-	415
Total	1,040	1,568	2,608

As of December 31, 2019
Interest income	78	-	78
Exchange differences	830	1,456	2,286
Changes in fair value of financial assets	-	383	383
Adjustment to present value	622	-	622
Total	1,530	1,839	3,369

As of December 31, 2018
Interest income	1,406	-	1,406
Exchange differences	6,000	-	6,000
Bank fees and expenses	(18)	-	(18)
Changes in fair value of financial assets	-	1,563	1,563
Adjustment to present value	(1)	-	(1)
Total	7,387	1,563	8,950

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2020
Interest expense	(9,156)	(109)	(9,265)
Exchange differences	(4,104)	-	(4,104)
Other financial results	(210)	-	(210)
Total	(13,470)	(109)	(13,579)

As of December 31, 2019
Interest expense	(9,174)	(8)	(9,182)
Exchange differences	(7,960)	-	(7,960)
Other financial results	(23)	-	(23)
Total	(17,180)	(8)	(17,188)

As of December 31, 2018
Interest expense	(10,399)	-	(10,399)
Other financial results	(180)	-	(180)
Exchange differences	(11,505)	-	(11,505)
Total	(22,084)	-	(22,084)

Note 15.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.20	12.31.19
Customers with no external credit rating:
Group 1 (i)	10,437	14,376
Group 2 (ii)	864	721
Group 3 (iii)	2,850	1,864
Total trade receivables	14,151	16,961

(i)         Relates to customers with debt to become due.

(ii)          Relates to customers with past due debt from 0 to 3 months.

(iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

49

2020 FINANCIAL STATEMENTS NOTES

Note	16 | Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	12.31.20	12.31.19
Total right-of-use asset by leases	280	355

The development of right-of-use assets is as follows:

	12.31.20	12.31.19
Balance at beginning of year	355	-
Incorporation by adoption of IFRS 16	-	574
Additions	246	4
Depreciation for the year	(321)	(223)
Balance at end of the year	280	355

Note	17 | Other receivables

	Note	12.31.20	12.31.19
Non-current:
Credit for Real estate asset		2,151	2,894
Financial credit		14	30
Related parties	35.d	3	5
Allowance for the impairment of other receivables		(2,126)	(2,894)
Total non-current		42	35

Current:
Credit for Real estate asset	38	36	82
Judicial deposits		77	93
Security deposits		38	34
Prepaid expenses		43	21
Advances to personnel		2	-
Financial credit		18	61
Advances to suppliers		73	-
Tax credits		326	20
Related parties	35.d	19	35
Subtotal		632	346

Debtors for complementary activities		69	137
Allowance for the impairment of other receivables		(77)	(89)
Total current		624	394

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

50

2020 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.20	12.31.19
Balance at beginning of year	2,983	162
Increase (1)	93	2,935
Result from exposure to inlfation	(790)	(58)
Recovery	(83)	(56)
Balance at end of the year	2,203	2,983

(1)   As of December 31, 2019, the impairment charge was charged to finance costs, net of the receivable revaluation.

The aging analysis of these other receivables is as follows:

	12.31.20	12.31.19
Without expiry date	134	160
Past due	65	69
Up to 3 months	83	125
From 3 to 6 months	317	20
From 6 to 9 months	11	16
From 9 to 12 months	14	4
More than 12 months	42	35
Total other receivables	666	429

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	18 | Trade receivables

	12.31.20	12.31.19
Current:
Sales of electricity – Billed	12,304	10,501
Framework Agreement (1)	9	12
Receivables in litigation	300	293
Allowance for the impairment of trade receivables	(4,605)	(2,105)
Subtotal	8,008	8,701

Sales of electricity – Unbilled	5,812	7,884
PBA & CABA government credit	329	342
Fee payable for the expansion of the transportation and others	2	34
Total current	14,151	16,961

(1)	As of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company for the consumption of electricity by low-income areas and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company. See Note 2.f).

The value of the Company’s trade receivables approximates their fair value.

51

2020 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.20	12.31.19
Balance at beginning of the year	2,105	1,887
Increase	4,173	1,858
Decrease	(615)	(1,050)
Result from exposure to inlfation	(1,058)	(590)
Balance at end of the year	4,605	2,105

The aging analysis of these trade receivables is as follows:

	12.31.20	12.31.19
Not due	9	11
Past due	3,714	2,586
Up to 3 months	10,428	14,364
Total trade receivables	14,151	16,961

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.20
Allowance	4,835
Variation	230

- 5% decrease in the uncollectibility rate estimate
12.31.20
Allowance	4,374
Variation	(231)

Note	19 | Financial assets at fair value through profit or loss

	12.31.20	12.31.19

Current
Government bonds	2,222	-
Money market funds	-	3,798
Total current	2,222	3,798

Note	20 | Financial assets at amortized cost

	12.31.20	12.31.19
Non-current
Government bonds	239	-

Current
Government bonds	78	-

Note	21 | Inventories
52

2020 FINANCIAL STATEMENTS NOTES

	12.31.20	12.31.19
Current
Supplies and spare-parts	1,839	2,524
Advance to suppliers	34	99
Total inventories	1,873	2,623

Note	22 | Cash and cash equivalents

	12.31.20	12.31.19
Cash and banks	1,638	218
Money market funds	2,724	340
Total cash and cash equivalents	4,362	558

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2020 and 2019	38,092	504	38,596

As of December 31, 2020, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2020, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

53

2020 FINANCIAL STATEMENTS NOTES

Note	25 |The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the Ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

The fair value of the previously referred to shares at the award date, amounted to $ 103.3 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	Note	12.31.20	12.31.19
Non-current
Customer guarantees		274	290
Customer contributions		247	213
Total non-current		521	503

Current
Payables for purchase of electricity - CAMMESA	2.b	21,384	5,945
Provision for unbilled electricity purchases - CAMMESA	2.b	6,644	6,722
Suppliers		4,560	4,140
Advance to customer		362	388
Customer contributions		32	42
Discounts to customers		37	51
Total current		33,019	17,288

The fair values of non-current customer contributions as of December 31, 2020 and 2019 amount to $ 42.8 million and $ 61.4 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.20	12.31.19
Non-current
ENRE penalties and discounts		6,224	5,353
Financial Lease Liability (1)		61	119
Total Non-current		6,285	5,472

Current
ENRE penalties and discounts		2,675	4,610
Related parties	35.d	15	17
Advances for works to be performed		13	8
Payment agreements with ENRE		-	66
Financial Lease Liability (1)		295	182
Other		1	12
Total Current		2,999	4,895

The value of the Company’s other financial payables approximates their fair value.

54

2020 FINANCIAL STATEMENTS NOTES
(1)	The development of the financial lease liability is as follows:

	12.31.20	12.31.19
Balance at beginning of year	301	-
Incorporation by adoption of IFRS 16	-	574
Increase	246	4
Payments	(686)	(289)
Exchange difference and gain on net monetary position	495	12
Balance at end of the year	356	301

As of December 31, 2020, future minimum payments with respect to finance leases are those detailed below:

	12.31.20	12.31.19
2021	296	188
2022	41	4
2023	20	-
Total future minimum lease payments	357	192

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2020 and 2019, future minimum collections with respect to operating assignments of use are those detailed below.

	12.31.20	12.31.19
2021	474	442
2022	472	-
Total future minimum lease collections	946	442

Note	28 | Deferred revenue

	12.31.20	12.31.19
Non-current
Nonrefundable customer contributions	1,471	368
Total Non-current	1,471	368

	12.31.20	12.31.19
Current
Nonrefundable customer contributions	37	7
Total Current	37	7

Note	29 | Borrowings

	12.31.20	12.31.19
Non-current
Corporate notes (1)	8,261	11,159

Current
Interest from corporate notes	143	196
Borrowing	-	2,063
Total current	143	2,259

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2020 and 2019 amount approximately to $ 6,778.7 million and $ 10,818.4 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

55

2020 FINANCIAL STATEMENTS NOTES

The Company’s borrowings are denominated in the following currencies:

	12.31.20	12.31.19
US dollars	8,404	13,418

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.20	12.31.19
Fixed rate
Less than 1 year	143	196
From 1 to 2 years	8,261	-
From 2 to 5 years	-	11,159
	8,404	11,355
Floating rate
Less than 1 year	-	2,063
	-	2,063
	8,404	13,418

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.20	12.31.19
Balance at beginning of the year	13,418	17,311
Payment of borrowings' interests	(918)	(1,545)
Paid from repurchase of Corporate Notes	(3,798)	(2,084)
Payment of borrowings	(750)	(2,169)
Gain from repurchase of Corporate Notes	(415)	(622)
Exchange diference and interest accrued	4,051	9,104
Result from exposure to inlfation	(3,184)	(6,577)

Balance at the end of year	8,404	13,418

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.19	Debt repurchase	Debt structure at 12.31.20	At 12.31.20
Fixed Rate Par Note	9	9.75	2022	133	(39)	94	8,261
Total				133.00	(39.00)	94.00	8,261

				USD			$
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	162	(29)	133	11,159
Total				162.00	(29.00)	133.00	11,159

The main covenants are the following:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

-	Encumbrance or authorization to encumber its property or assets;
-	Incurrence of indebtedness, in certain specified cases;
-	Sale of the Company’s assets related to its main business;
-	Carrying out of transactions with shareholders or related companies;
56

2020 FINANCIAL STATEMENTS NOTES
-	Making certain payments (including, among others, dividends, purchases of edenor’s common shares or payments on subordinated debt).

ii.	Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company’s long-term debt rating is raised to Investment Grade, or the Company’s Debt Ratio is equal to or lower than 3.
-	If the Company subsequently losses its Investment Grade rating or its Debt Ratio is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

In fiscal year 2020, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 38.8 million nominal value.

On September 28, 2020, the Company paid in the market the Corporate Notes it had in its portfolio, for a total of USD 78.1 million nominal value, equivalent to $ 5,952.2 million. At the date of these financial statements, the Corporate Notes that remain outstanding amount to USD 98.2 million nominal value.

Furthermore, on January 28, 2021, the Company paid Class 9 Corporate Notes for a total of USD 114,000 nominal value, equivalent to $ 9.6 million, received as collection of receivables.

Finally, due to that which has been described in note 39 concerning the sale of the Company’s controlling shares, consideration should be given to article 10.3 of the Class 9 Corporate Notes indenture, which provides that each Corporate Note holder will have the right to require the Company to repurchase all or a portion of such holder’s corporate notes by submitting an Offer due to Change of Control, at a price of 100% of the nominal value thereof, plus any accrued and unpaid interest at the settlement date. Additionally, such article states that the aforementioned offer shall be made within 30 days following the occurrence of the change of control, indicating the specific repurchase date, which shall take place between 30 and 60 days after the date on which the notice of offer due to change of control has been sent.

In this regard, the Company has got in contact with different banks specializing in debt restructuring in order to assess the possible courses of action, among which the following are being considered (i) requiring consent to an exemption from the change of control clause, and (ii) offering a debt restructuring that would at the same time allow for the extension of the maturity terms, in addition to any other alternative that the buyer of the majority shareholding in the Company may be evaluating in the case that the transaction is perfected.

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.20	12.31.19
Non-current
Early retirements payable	24	54
Seniority-based bonus	279	273
Total non-current	303	327

Current
Salaries payable and provisions	3,376	2,866
Social security payable	332	374
Early retirements payable	26	38
Total current	3,734	3,278

57

2020 FINANCIAL STATEMENTS NOTES

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.20	12.31.19	12.31.18
Salaries	8,147	8,574	9,077
Social security taxes	3,168	3,335	3,530
Total salaries and social security taxes	11,315	11,909	12,607

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2020 and 2019, amount to $ 26.1 million and $ 38.3 million (current) and $ 27 million and $ 53.8 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2020 and 2019, the related liabilities amount to $ 279.1 million and $ 273.7 million, respectively.

As of December 31, 2020 and 2019, the number of employees amounts to 4,776 and 4,777, respectively.

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.20	12.31.19
Non-current	749	713
Current	84	70
Total Benefit plans	833	783

The detail of the benefit plan obligations as of December 31, 2020 and 2019 is as follows:

	12.31.20	12.31.19
Benefit payment obligations at beginning of year	783	874
Current service cost	161	150
Interest cost	316	207
Actuarial losses	(108)	10
Result from exposure to inflation for the year	(305)	(397)
Benefits paid to participating employees	(14)	(61)
Benefit payment obligations at end of year	833	783

As of December 31, 2020 and 2019, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive (Loss) Income is as follows:

	12.31.20	12.31.19	12.31.18
Cost	161	150	69
Interest	316	207	166
Actuarial results - Other comprehensive (income) loss	(108)	10	12
	369	367	247

58

2020 FINANCIAL STATEMENTS NOTES

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.20	12.31.19	12.31.18
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	50%	31%	31%

Sensitivity analysis:

12.31.20
Discount Rate: 4%
Obligation	910
Variation	77
9%

Discount Rate: 6%
Obligation	767
Variation	(66)
(8%)

Salary Increase : 0%
Obligation	764
Variation	(69)
(8%)

Salary Increase: 2%
Obligation	913
Variation	80
10%

The expected payments of benefits are as follow:

	In 2021	In 2022	In 2023	In 2024	In 2025	Between 2026 to 2030
At December 31, 2020
Benefit payment obligations	84	15	16	17	4	17

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2020.

These benefits do not apply to key management personnel.

59

2020 FINANCIAL STATEMENTS NOTES

Note	32 |Income tax and deferred tax

The detail of deferred tax assets and liabilities is as follows:

	12.31.19	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.20
Deferred tax assets
Tax loss carryforward	-	-	248	-	248
Trade receivables and other receivables	754	(200)	797	-	1,351
Trade payables and other payables	819	(217)	75	-	677
Salaries and social security taxes payable	154	(40)	141	-	255
Benefit plans	147	(39)	1	(33)	76
Tax liabilities	25	(7)	1	-	19
Provisions	916	(243)	145	-	818
Deferred tax asset	2,815	(746)	1,408	(33)	3,444

Deferred tax liabilities:
Property, plant and equipment	(26,740)	7,098	(3,741)	-	(23,383)
Financial assets at fair value through profit or loss	(283)	75	(90)	-	(298)
Borrowings	(5)	2	1	-	(2)
Tax inflation adjustment	(3,087)	820	(1,203)	-	(3,470)
Deferred tax liability	(30,115)	7,995	(5,033)	-	(27,153)

Net deferred tax liability	(27,300)	7,249	(3,625)	(33)	(23,709)

	12.31.18	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income	12.31.19
Deferred tax assets
Tax loss carryforward	-	-	-	-	-
Inventories	-	-	-	-	-
Trade receivables and other receivables	932	(326)	148	-	754
Trade payables and other payables	4,092	(1,431)	(1,842)	-	819
Salaries and social security taxes payable	103	(36)	87	-	154
Benefit plans	222	(78)	-	3	147
Tax liabilities	33	(11)	3	-	25
Provisions	724	(253)	445	-	916
Deferred tax asset	6,106	(2,135)	(1,159)	3	2,815

Deferred tax liabilities:
Property, plant and equipment	(22,498)	7,867	(12,109)	-	(26,740)
Financial assets at fair value through profit or loss	(445)	156	6	-	(283)
Borrowings	(9)	3	1	-	(5)
Tax inflation adjustment	-	-	(3,087)	-	(3,087)
Deferred tax liability	(22,952)	8,026	(15,189)	-	(30,115)

Net deferred tax liability	(16,846)	5,891	(16,348)	3	(27,300)

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2020 FINANCIAL STATEMENTS NOTES

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhen- sive income	12.31.18
Deferred tax assets
Tax loss carryforward	113	(113)	-	-	-
Inventories	28	(19)	(9)	-	-
Trade receivables and other receivables	1,006	(775)	701	-	932
Trade payables and other payables	889	1,586	1,617	-	4,092
Salaries and social security taxes payable	(201)	273	31	-	103
Benefit plans	459	(270)	29	4	222
Tax liabilities	117	(91)	7	-	33
Provisions	(1,143)	1,580	287	-	724
Deferred tax asset	1,268	2,171	2,663	4	6,106

Deferred tax liabilities:
Property, plant and equipment	(15,628)	1,890	(8,760)	-	(22,498)
Financial assets at fair value through profit or loss	(809)	785	(421)	-	(445)
Borrowings	(91)	80	2	-	(9)
Deferred tax liability	(16,528)	2,755	(9,179)	-	(22,952)

Net deferred tax liability	(15,260)	4,926	(6,516)	4	(16,846)

	12.31.20	12.31.19	12.31.18
Deferred tax assets:
To be recover in more than 12 months	3,444	2,815	6,105
Deferred tax asset	3,444	2,815	6,105

Deferred tax liabilities:
To be recover in more than 12 months	(27,153)	(30,115)	(22,952)
Deferred tax liability	(27,153)	(30,115)	(22,952)

Net deferred tax liability	(23,709)	(27,300)	(16,847)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The detail of the income tax expense is as follows:

	12.31.20	12.31.19	12.31.18
Deferred tax	3,624	(10,457)	(1,590)
Current tax	-	(3,953)	(2,333)
Difference between provision and tax return	(61)	(120)	(7)
Income tax expense	3,563	(14,530)	(3,930)

	12.31.20	12.31.19	12.31.18
(Loss) Profit for the year before taxes	(21,261)	31,048	12,925
Applicable tax rate	30%	30%	30%
Result for the year at the tax rate	6,378	(9,314)	(3,878)
Gain on net monetary position	(1,339)	(2,613)	(2,108)
Adjustment effect on tax inflation	(2,225)	(3,818)	-
Income tax expense	810	1,232	464
Change in the income tax rate	-	-	1,599
Difference between provision and tax return	(61)	(17)	(7)
Income tax expense	3,563	(14,530)	(3,930)

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2020 FINANCIAL STATEMENTS NOTES

The income tax payable, net of withholdings is detailed below.

	12.31.20	12.31.19
Current
Tax payable	-	3,953
Tax withholdings	-	(1,272)
Total current	-	2,681

Note	33 | Tax liabilities

	12.31.20	12.31.19
Non-current
Current
Provincial, municipal and federal contributions and taxes	459	244
VAT payable	920	1,772
Tax withholdings	171	200
SUSS withholdings	10	11
Municipal taxes	233	188
Total current	1,793	2,415

Note	34 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.19	2,808	291

Increases	1,107	163
Decreases	(105)	(12)
Recovery	(587)	-
Result from exposure to inflation for the year	(792)	(84)
At 12.31.20	2,431	358

At 12.31.18	2,240	392
Increases	1,687	174
Decreases	(28)	(105)
Result from exposure to inflation for the year	(1,091)	(170)
At 12.31.19	2,808	291

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	12.31.20	12.31.19	12.31.18

PESA	Impact study	40	27	-
	Electrical assembly service	-	-	23
SACDE	Reimbursement expenses	3	-	70
		43	27	93

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2020 FINANCIAL STATEMENTS NOTES
b.	Expense

Company	Concept	12.31.20	12.31.19	12.31.18

PESA	Technical advisory services on financial matters	(206)	(185)	(180)
SACME	Operation and oversight of the electric power transmission system	(102)	(113)	(171)
OSV	Hiring life insurance for staff	(27)	(27)	(41)
SB&WM Abogados	Legal fees	(13)	-	-
FIDUS	Legal fees	(4)	(1)	-
ABELOVICH, POLANO & ASOC.	Legal fees	(1)	(2)	(3)
		(353)	(328)	(395)

On October 30, 2020, the Company’s Board of Directors resolved to extend the term of the Technical Advisory Agreement with PESA for a term of five years to commence as from September 19, 2020. Except for the term of the agreement, the other conditions remain unchanged with respect to the duly approved addenda in 2010 and 2015, described in Note 36 to the Financial Statements as of December 31, 2019.

c.	Key Management personnel’s remuneration

	12.31.20	12.31.19	12.31.18

Salaries	322	401	406

The balances with related parties are as follow:

d.	Receivables and payables

	12.31.20	12.31.19
Other receivables - Non current
SACME	3	5

Other receivables - Current
FIDUS SGR	18	34
SACME	1	1
	19	35

Other payables
SACME	(15)	(17)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

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2020 FINANCIAL STATEMENTS NOTES

The agreements with related parties that were in effect throughout fiscal year 2020 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the CABA and Greater Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2020 amounted to $ 102 million.

Agreement with PESA

The agreement comprises the provision to the Company of technical advisory services on financial matters. It expires in 2025, but may be extended if so agreed by the parties. In consideration of these services, the Company pays PESA an annual amount of USD 2.5 million. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at its meeting of March 7, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2020 amounted to $ 27 million.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467.

Furthermore, on December 21, 2020, the contribution made as protector partner was refunded to the Company.

SACDE

Throughout 2018, by virtue of the agreement entered into by and between the Federal Government and SACDE for the construction of the Presidente Perón Highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the related works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

64

2020 FINANCIAL STATEMENTS NOTES

CREAURBAN S.A.

In April 2020, the Company and CREAURBAN S.A. entered into an agreement on the execution of the architectural project work in the Company’s new Tigre sector located at 940 Austria Norte. In October 2020, an amendment to the original agreement was made, pursuant to which the originally agreed-upon deadlines, amounts and scope were extended. The total values of the aforementioned work, which is expected to reach completion on December 31, 2021, amount to $ 349.3. As of December 31, 2020, the Company has made a down payment of $ 26.5 million.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-	1245 Azara St. – CABA
-	2163 Don Pedro de Mendoza Av. – CABA
-	2482 Amancio Alcorta Av. – CABA
-	Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2019;
-	To allocate the $ 13,088.1 million profit for the year ended December 31, 2019 (at the purchasing power of the currency at December 31, 2020 amounts to $ 16,518 million) to the:
•	Statutory reserve: $ 654.4 million (at the purchasing power of the currency at December 31, 2020 amounts to $ 826 million);
•	Discretionary reserve: $ 12,433.7 million (at the purchasing power of the currency at December 31, 2020 amounts to $ 15,692 million) under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To approve the amendment of Sections Nos. 13, 19, 23, 25 and 33 of the By-laws, subject to the approval of the ENRE and any other relevant administrative authority;
-	To approve the consolidated text of the By-laws with the proposed amendments.

65

2020 FINANCIAL STATEMENTS NOTES

Note	38 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following recent events stand out:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received to date the payment of USD 370,000. The remaining balance for USD 630,000 will be collected in five quarterly installments according to a new payment schedule agreed upon between the Company and the insurance company.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, relating to the contractually agreed-upon penalty clause. The ancillary proceedings for review have been rejected by the Court, decision which the Company has appealed to the Court of Appeals in Commercial Matters, where it is pending resolution. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

Finally, as a result of the assessment of different alternatives aimed at the recovery of the referred to claim, on January 18, 2021, the Company’s Board of Directors accepted the “Offer for the Assignment of the Claim in Litigation” made by Creaurban S.A., whereby edenor assigns and transfers the claim, under the terms of section 1,614 and subsequent sections of the Civil and Commercial Code.

By virtue of the assignment, Creaurban S.A. will assume the consequences and results deriving from the Reorganization proceedings, the Claim in Litigation and/or any other action or arrangement deriving from the claim to collect the Claim in Litigation; whereas the Company agrees to immediately give Creaurban S.A., with no deductions whatsoever, any amount or assets received on account of the referred to claim.

The assignment of the claim was agreed for a value of: (i) $ 400 million, which was paid by Creaurban S.A. on January 27, 2021; plus (ii) an additional contingent price determined in meters that will be of 30% of the square meters to which the holder of the claim would be entitled if an Internal Rate of Return of at least 15% per annum after taxes were applied to the New Tower Project, after having deducted the New Tower’s development and construction costs and the commitments of the trust and the repayment of the mortgage loan with Banco Patagonia S.A. To be valid, the assignment was subject to the acceptance by Banco Comafi S.A. of an offer under similar terms, condition which was met on January 19, 2021, with the offer of assignment thus becoming accepted by edenor.

The collected $400 million was recognized as a gain in January 2021, inasmuch as an allowance had been set up for the full amount of the claim in litigation.

66

2020 FINANCIAL STATEMENTS NOTES

Note	39 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent, such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction, whereas at the date of issuance of these financial statements the Regulatory Authority’s authorization is in process.

Note	40 | Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

67

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2020 and 2019, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2020, the Company’s property, plant and equipment balance was $124.914 million. According to Note 6.c the Company analyzes the recoverability of its long-lived assets -including property, plant and equipment- on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired. As from the enactment by the authorities of the new measures, as described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

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Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s property, plant and equipment. These procedures also included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical accuracy of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management relating to the discount rate; nature, timing, and form of the electricity rate increases and/or recognition of cost adjustments; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the energy distribution business, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the financial statements regarding the evaluation of the recoverable amount of property, plant and equipment.

Company’s Going Concern Assessment

As described above and in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. The suspension of the electricity rate update, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018 and the effects of the COVID-19 pandemic, has raised substantial doubt about the Company’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or being unable to meet expectations for salary increases or the increases recorded in third-party costs. As disclosed in Note 1, Management's plans in regard to these matters are also described. The financial statements have been prepared assuming that the Company will continue as a going concern. This matter is also described in the “Substantial Doubt About the Company’s Ability to Continue as a Going Concern” section of our report.

The principal considerations for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter are the significant judgment by management when evaluating the uncertainty related to financial condition, operating results, cash flows and the effects of the COVID-19 pandemic on the Company’s business, which impacts the Company’s forecasted operating results. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the nature, opportunity and form of the electricity rate increases and/or cost adjustments recognition; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

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Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls related to management's going concern assessment, including forecasting related to financial condition, operating results, cash flows and the estimated effects of the COVID-19 pandemic on the Company’s business. The procedures also included, among others (i) testing management’s process for forecasting operating results within one year after the date the financial statements are issued; (ii) evaluating the mathematical accuracy of the calculations; (iii) testing the completeness, accuracy, and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions, including the nature, opportunity and form of the electricity rate increases and/or cost adjustments recognition; demand for electricity projections; evolution of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority; and macroeconomic variables, including growth rates, inflation rates and foreign currency exchange rates. Professionals with specialized skill and knowledge were used to assist in evaluating whether the assumptions were reasonable considering the consistency with external market and industry data.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

/s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina

March 9, 2021.

We have served as the Company’s auditor since 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2021